Exhibit 99.6

NICE Actimize Receives 2023 “Best Technology Management Team North
America” Award from Global Banking & Finance Review

The award honors NICE Actimize’s leadership in digital innovation, its contributions in the cloud and artificial intelligence, and its growth into new markets

Hoboken, N.J., June 12, 2023 – NICE Actimize, a NICE (NASDAQ: NICE) business, today announced that Global Banking & Finance Review, a financial media platform with over three million readers worldwide, has awarded the company the “Best Technology Management Team, North America” award for 2023, for the second consecutive year.

Leveraging its diverse expertise in fighting financial crime, NICE Actimize’s technology management team of cloud developers, artificial intelligence experts, and data scientists, launched multiple new financial crime solutions this year, including IFM-X Mule Defense; next-generation Suspicious Activity Monitoring; advanced ActOne case management; and Compliancentral, the industry’s first end-to-end Communications and Trade Compliance platform which includes SURVEIL-X Holistic Surveillance.

NICE Actimize’s technology management team also managed the continued growth of two major financial crime platforms, X-Sight and Xceed, addressing the challenges of both top-tier traditional banks and mid-tier financial institutions.

“NICE Actimize, as this year’s winner of our Best Technology Management Team, North America, award has led the industry in addressing the significant challenges facing global financial institutions today,” said Wanda Rich, Editor, Global Banking & Finance Review. “Once again, our judges and editorial team congratulate NICE Actimize ‘for its outstanding contributions to financial crime risk management, fostering digital innovation across anti-money laundering, enterprise fraud, holistic conduct surveillance, and case management.”

“NICE Actimize continues to invest in advanced technologies like artificial intelligence and high performing cloud-based solutions that take financial institutions into the future,” said Craig Costigan, CEO, NICE Actimize. “We are honored that Global Banking & Finance Review recognizes the continued commitment made by our technology management team to provide innovative financial crime and compliance solutions that address the needs of our customers.”

NICE Actimize combines deep industry expertise and patented technologies to quickly enable global businesses to increase their insight into real-time customer behavior and address risk and compliance requirements. NICE Actimize provides enterprise risk management solutions to banks, insurance companies, payment companies, and government entities around the world.

The “Best Technology Management Team, North America” award is the third honor received by NICE Actimize from Global Banking & Finance Review for 2023, joining the “Best-Anti-Fraud/Security Solutions,” and the “Best Anti-Money Laundering Excellence in Innovation” awards.

Recently, Global Banking & Finance Review also awarded NICE Actimize its “NEXT 100 Global Award 2023 - Anti-Fraud/Security Solutions” category. According to the media company, “The NEXT 100 Global Companies to Watch highlights some of the most exciting, innovative and groundbreaking businesses from around the world. The list recognizes companies at the forefront whose strategy, achievements, dedication and leadership demonstrate outstanding achievement and commitment to delivering products clients need and the results clients want, acting as a catalyst for the industry.”

Please click here to learn more about the “Who’s Who” of NICE Actimize’s Technology Management team.

About Global Banking & Finance Review
Global Banking & Finance Review® is a leading Financial Platform established in 2010 – A Media Powerhouse with its own Online Portal, Print & Digital magazine reaching over 3 million readers worldwide on an annual basis. Since the inception of the Global Banking & Finance Awards® in 2011, The Awards reflect the innovation, achievement, strategy, progressive and inspirational changes taking place within the Global Financial community. The awards were created to recognize companies of all sizes which are prominent in particular areas of expertise and excellence within the financial world. The Banking awards & the Financial Awards are known throughout the global banking and financial community as a symbol of excellence.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud, and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.